SKANSKA

Skanska AB

SE-169 83 Solna
Sweden

www.skanska.com

Mail Processing
Section

MAY 05 2008

Washington, DC
101

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
USA

08002365

April 25, 2008

Our contact
Marianne Bergström

SUPPL

Re: File Number 82-34932, Skanska AB

Please find enclosed our Press Releases published April 21 and 25, 2008.

Best regards,
Skanska AB

Marianne Bergström

PROCESSED
MAY 1 2 2008
THOMSON REUTERS

Published	Item	Document name	Required by
April 21, 2008	Press Release	Skanska secures GBP 88 M order, about SEK 1.1 billion for yet another office project at PaddingtonCentral in London	law and by the listing agreement with Stockholm Stock Exchange
April 25, 2008	Press Release	Invitation to press- and telephone conference on May 7 presenting Skanska's Three Month Report cs well as the US operations	law and by the listing agreement with Stockholm Stock Exchange

dw 5/7

Press Release

April 21, 2008
14:15 am CET

Skanska secures GBP 88 M order, about SEK 1.1 billion, for yet another office project at PaddingtonCentral in London

Skanska has been assigned to construct another office building at PaddingtonCentral in London. The contract amounts to about GBP 88 M, approximately SEK 1.1 billion, which will be included in order bookings for the first quarter of 2008. The customer is Development Securities PLC.

The assignment is for Two Kingdom Street, a 13-storey building, at which the office floors will be designed around an atrium and have six panoramic elevators. The building will comprise a gross floor area of 46,200 square meters.

Work will commence immediately and completion is scheduled for January 2010.

Skanska was awarded the project on the basis of its integrated expertise in building, as well as mechanical, electrical and ground engineering and its specialist operating units.

For the same customer, One Kingdom Street was completed earlier this year. This is a 12-storey building, with a gross floor area of 32,500 square meters. That construction assignment was worth GBP 75 M.

Skanska UK reported revenues of SEK 17.7 billion in 2007, with about 5,500 employees. The company is active in building and civil construction, utilities and building services. Skanska is also a leader in the British program for private public partnerships, PFI (Private Finance Initiative).

For further information please contact:

Tanya Barnes, Head of Communications, Skanska UK,
tel +44 1923 423 905
Peter Gimbe, Press Officer, Skanska AB, tel +46 8 753 88 38
Direct line for media: tel +46 8 753 88 99

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

Press Release

April 25, 2008
15:10 pm CET

Invitation to press- and telephone conference on May 7 presenting Skanska's Three Month Report as well as the US operations

Wednesday May 7 Skanska will publish its Three Month Report 2008. In conjuction with this, you are invited to participate in a press- and telephone conference on May 7, 11.00 am (UK 10.00 am, US Eastern 05.00 am). The combined press- and telephone conference for media and analysts will be held at Radisson SAS Strand Hotel, Nybrokajen 9 in Stockholm.

Johan Karlström, President and CEO and Hans Biörck, CFO, will present the report and thereafter respond to questions. Following that, Skanska's businesses in USA will be presented by Mike McNally, President of Skanska USA Building, and Sal Mancini, President of Skanska USA Civil. After the conference a light meal will be served.

To participate in the press conference, please contact marianne.bergstrom@skanska.se no later than Tuesday May 6 at 12.00 noon.

To participate in the telephone conference, please register via https://eventreg2.conferencing.com/webportal3/reg.html?Acc=206277&Conf=186559
If you are unable to participate, there will be a replay facility available for seven days immediately following the teleconference. The number to dial is +44 20 7031 4064, code 794017.

After the conference there will be some possibilities for individual meetings with Johan Karlström and Hans Biörck. To apply for a meeting please contact agneta.wendelstam@skanska.se no later than May 5.

If you have any practical questions regarding the telephone conference, please contact Marianne Bergström, tel +46 8 753 88 75 or by mail to marianne.bergstrom@skanska.se.

Welcome!

Anders Lilja
SVP Investor Relations

Karin Lepasoon
SVP Communications

For further information please contact:

Anders Lilja, Senior Vice President, Investor Relations, Skanska AB,
tel +46 8 753 88 01
Karin Lepasoon, Senior Vice President, Communications, Skanska AB,
tel +46 8 753 88 00

This and previous releases can also be found at www.skanska.com

Skanska AB may be required to disclose the information provided herein pursuant to the Securities Markets Act.

Skanska is one of the world's leading construction groups with expertise in construction, development of commercial and residential projects and public-private partnerships. The Group currently has 60,000 employees in selected home markets in Europe, in the US and Latin America. Headquartered in Stockholm, Sweden and listed on the Stockholm Stock Exchange, Skanska's sales in 2007 totaled SEK 139 billion.

END